Mr. Marc Thomas
Mr. David Irving
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Tri City Bankshares Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 000-09785

Dear Mr. Thomas:

The purpose of this letter is to respond to the comments raised in your letter of April 28, 2011 to Mr. Frederick R. Klug, Senior Vice President and Chief Financial Officer, Tri City Bankshares Corporation (the “Company”).

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Company’s responses are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio Composition, page 16

1.
Comment:  We note the significant acquisition of the Bank of Elmwood which occurred in fiscal 2009.  Given the nature and type of the out-of-state construction and land development loans and other loans acquired (e.g. syndicated loan participations) in such areas as Arizona, California, Florida and Texas which are experiencing significant property value deteriorations, the Company should revise future filings to provide enhanced disclosures detailing the loan types acquired which are supported by collateral in each of the specific states identified for the applicable periods.  The Company should also provide loan maturity as well as related allowance for loan loss information and an appropriate narrative description to enable the reader to obtain a clear understanding of the Company’s loan portfolio composition and related credit exposure for loans outside of the normal operating areas.

Response:  As of 12/31/2010 the loans that Tri City National Bank (the Company’s wholly-owned bank subsidiary, the “Bank”) acquired in the Bank of Elmwood acquisition with borrowers located in Arizona, California, Florida and Texas totaled $8.0 million, representing 1.1% of the Bank’s total gross loans of $746.8 million.  In addition, the amount of acquired construction and land development loans in those locations has been reduced to $0 as of March 31, 2011, as the loans have either been paid off or moved to Other Real Estate Owned (“OREO”) at the current market value of the underlying collateral.  Furthermore, it is not the Bank’s general practice to lend outside of its normal operating area, as approximately 96% of its loan portfolio is to borrowers located in Wisconsin.  The Company will disclose in future filings, including the March 31, 2011 Form 10-Q, the amount of exposure the Bank has to borrowers outside of its normal operating area.

Allowance for Loan and Lease Losses, page 19

2.	Comment: Please revise future filings to include the information required by Item III C. Risk Elements of Statistical Guide III for the five year period then ended.

Response:  The Company will update the table for the allowance for loan and lease losses in the March 31, 2011 Form 10-Q and future filings in the format set forth below:

	March 31, 2011	December 31, 2010
Balance of ALL at beginning of period	$9,527	$6,034
Total loans charged-off	(1,084)	(4,551)
Total recoveries	27	1,114
Net loans charged-off	(1,057)	(3,437)
Additions to allowance charged to expense	1,400	6,930
Balance of ALL at end of period	$9,870	$9,527

Nonaccrual loans	$17,731	$20,452
Troubled debt restructurings – nonaccrual	3,546	2,731
Loans past due 90 days or more	2,616	1,433
Total nonperforming loans(1)	23,893	24,616
Other real estate owned	5,568	5,407
Total nonperforming assets	$29,461	$30,023

Ratio of nonperforming loans to total loans	3.25%	3.30%
Ratio of nonperforming asset to total assets	2.62%	2.63%
Ratio of ALL to total nonperforming loans	41.31%	38.70%
Ratio of net loans charged-off during the period to average loans outstanding (2)	0.57%	0.45%
Ratio of ALL to total loans	1.34%	1.28%

(1)
This amount excludes purchased credit-impaired loans.  Purchased credit-impaired loans had evidence of deterioration in credit quality prior to the Acquisition.  Fair value of these loans as of October 23, 2009, the date of the Acquisition, includes estimates of credit losses.

(2)	Net loans charged-off for the quarter ended March 31, 2011have been annualized.

Beginning with the June 30, 2011 Form 10-Q, the Company will also state separately the gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination.  The Company believes that this information is attainable, but compilation of the necessary data is a very manual and time consuming process that the Company will need time to complete appropriately.  The Company will, however, include the following language in its March 31, 2011 Form 10-Q regarding its policy for placing loans on nonaccrual status.

“Commercial loans deemed to be inadequately collateralized and past due 90 days or more for principal or interest, shall be placed in a non-accrual status.  Residential real estate loans shall not be subject to these guidelines if well secured as deemed by the Senior Loan Committee and in the process of collection.”

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 6.  Loans, page 51

3.	Comment: Please revise future filings to disclose the information required by ASC 310-10-50-11B.a.2 and ASC 310-10-50-11B.b for each period for which results of operations are presented.

Response:  With respect to ASC 310-10-50-11B.a.2, in future filings, including the March 31, 2011 Form 10-Q, the Company will include the following language:

“Credit risk tends to be geographically concentrated in that 96% of the loan customers are located in the local markets serviced by the Bank in Southeastern Wisconsin.  The Bank's extension of credit is governed by its credit risk policy which was established to control the quality of the Bank's loans. This policy is reviewed and approved by the Board of Directors on a regular basis.

Commercial loans - Historically, commercial and industrial (“C&I”) lending has been a small part of the Bank’s portfolio, which continues to be the case in 2011.  C&I balances have decreased during these difficult economic times.  Reductions of outstanding balances on lines of credit have occurred, as well as the demand for term financing as businesses made little, if any, investment in new equipment.  C&I loans are collateralized by general business assets such as accounts receivable, inventory and equipment and have no real estate component.  During weak economic periods the Bank can be exposed to heightened risk if a business is out of compliance with debtor covenants supporting C&I loans.  The Bank was active in policing such requirements prior to and at the beginning of the 2008 crisis.  Nearly three years later these issues have been largely resolved and this segment of loans presents minimal risk going forward.

Real estate construction loans - Loans to residential real estate developers comprise most of the dollars outstanding in real estate construction loans.  Historically, real estate construction loans have been made to developers who are well known to the Bank, have prior successful project experience and are well capitalized.  Loans are made to customers in the Bank’s Southeastern Wisconsin market with experience and knowledge of the local economy.  Real estate construction loans of this type are generally larger in size and involve greater risks than residential mortgage loans because payments depend on the success of the project or in the case of commercial development, successful management of the property.  The Bank will generally make credit extensions to borrowers with adequate outside liquidity to support the project in the event the actual performance is less than projected.  Developers with which the Bank does business have the ability to service the development debt personally or through their companies, however, these individuals are not immune to a weak economy. The Bank’s remaining real estate development loans are performing even three years into the economic downturn and our borrower’s inventories are decreasing.  The greatest risk to the Bank within this segment is condominium development loans.  This group has been most severely affected by the prolonged economic downturn.  Risk factors the Bank inherits upon the failure of a developer include the existence and/or control of the condo association, the availability of term financing to initial buyers of units and partial project completion for common use areas.  The exposure to the Bank for loans not already moved to OREO, while increased, is limited to one project with loan balances less than $1.0 million.  The bank does have condominium exposure in several other projects with aggregate loan balances of $4.0 million to the second developers following foreclosures.  These are our customers who were able to buy incomplete developments at deep discounts from other banks which had foreclosed on the original developer.  In all cases the selling banks also agreed to fixed-rate mortgage loans to qualified borrowers at prevailing rates to allow the second developer to sell units without the issue of term financing availability.  This group of condominium loans presents a much lower risk.

Commercial real estate loans - The Bank’s commercial real estate lending efforts are focused on owner occupied, improved property such as office buildings, warehouses, small manufacturing operations and retail facilities located in its market areas.  The most significant risk factor in the third year of the financial crisis is occupancy. The fact that the Bank prefers owner-occupied commercial real estate mitigates that risk, provided of course, that the owner’s business survives.   The Bank’s $18.3 million per-borrower legal lending limit would permit it to compete for activity in the middle market, but management prefers to seek small businesses as its target borrowers. Loans to such businesses are approved based on the creditworthiness, economic feasibility and cash flow abilities of the borrower.

Residential real estate loans - Loans in this segment of the portfolio have historically represented the lowest risk due to the large number of individual loans with relatively small average balances.  The Bank considers owner-occupied one-to-four family loans to be low risk because underwriting has always required 20% equity and qualified borrowers with proper debt service coverage ratios.  These loans provide a foundation for the sale of all other retail banking products and have always been a staple of the Bank’s portfolio.  However, in the acquisition of Bank of Elmwood (the “Acquired Bank”) by the Bank from the FDIC in October 2009 (the “Acquisition”) the Bank acquired a number of residential real estate loans that do not meet the Bank’s underwriting standards and these borrowers were encouraged to bring loans current, pay delinquent taxes, refinance at another financial institution and comply with the Bank’s underwriting standards or face foreclosure.   The greatest risks to the Bank in this segment are those one-to-four family residential real estate loans that are not owner occupied.  Many of these scattered site owner’s loans were generated by the Acquired Bank through their “Rehab and Go” and “Equity is Cash” programs.  The risks are now plainly evident after the fact.  Often rehab dollars were not invested in the property, the properties were over-appraised and as rentals property damage was prevalent but no replacement reserves were required as would be in a commercial real estate loan.  The Bank is in the middle of a three year project to eliminate this group of loans from the Acquired Bank.  These loans were deeply discounted in the FDIC bid and the Bank believes the credit risk is mitigated by this discount.

Multi-family real estate loans - The loans in this category are collateralized by properties with more than four family dwelling units.  The Bank has always been conservative in requiring borrowers to be well-qualified and to provide their personal guaranty, as well as insisting on proper debt service coverage ratios and equity sufficient to sustain reasonable debt service in the event of interest rate pressure.  Loans in this category typically have maturities of 3, 4 or 5 years and are amortized over 15 to 20 years.  While any loan presents risk to the Bank, loans in this segment are performing quite well in the downturn because of the Bank’s underwriting criteria and because with significant foreclosure activity, many former homeowners are back in the rental market.

Installment and other loans  - These loans consist of auto loans, mobile home loans and unsecured consumer loans which have been a decreasing loan category for several years.  Auto loan volume decreased as sales of new cars declined drastically in 2009.  The Bank has historically limited its exposure to mobile home loans and unsecured consumer loans.  However, in the Acquisition the Bank acquired a number of such consumer loans many of which, despite not meeting the Bank’s historical underwriting standards, continue to perform.”

With respect to ASC 310-10-50-11B.b, in future filings beginning with the March 31, 2011 Form 10-Q, the Company will include the following language:

“Consistent with regulatory guidance, charge-offs are taken when specific loans, or portions thereof, are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. The Corporation’s policy is to promptly charge these loans off in the period the uncollectible loss amount is reasonably determined.  The Corporation promptly charges-off commercial and Real estate loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations.  All consumer loans l20 days past due and all other loans with principal and interest 180 days or more past due will be reviewed for potential charge-off at least quarterly.”

4.
Comment:  We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods.  We note you did not provide comparative information for many of your credit quality disclosures.  To the extent the information required for comparative disclosure is reasonably available, please provide comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.  Where comparative disclosures are not reasonably available, state as such in your filing.

Response:  The Company did consider including comparative disclosure for earlier periods in its annual report on Form 10-K, but it would have been extremely difficult to do so as the Banks were on two separate operating systems as of December 31, 2009 due to the acquisition of the Bank of Elmwood in October 2009.  As is typical in bank acquisitions, the data processing conversion usually occurs approximately six months after the closing date of the acquisition.  In this case, the Banks actually completed the conversion in March 2010, approximately 5 months after the acquisition closed.  The Company will include comparative discloses on a prospective basis beginning with its March 31, 2011 Form 10-Q.

5.
Comment:  We note your portfolio segments and classes of financial receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary.

Response:  The Bank’s loans are held for investment. Within the loan portfolio are loans that were originated by the Bank and are initially recorded and subsequently carried at amortized cost less an allowance for loan loss.  Within this class are loans with different collateral types.  Also included in the Bank’s portfolio are loans that were acquired by the Bank in an FDIC-assisted transaction.   The Bank  assesses and monitors the risk and performance of the portfolio using these levels of disaggregation.  As the majority of the Bank’s loans (greater than 95%) are made to borrowers in the Bank’s geographical area of operations and there is no individual industry  that would be large enough to be considered an industry concentration, the loans within each class are relatively homogeneous and further disaggregation of the loan classes was not deemed necessary.  As such, the Company believes that the disclosures in Note 6 to its 2010 consolidated financial statements accurately reflect the information used by management to monitor the performance of the portfolio and the information required by paragraphs 310-10-55-16 through 310-10-55-18 of ASU 2010-20.

6.
Comment:  Please tell us and revise the table on page 52 in future filings to also provide additional information detailing the composition of purchased credit-impaired “nonaccrual” and “90 or over” loans by loan type.  Additional information identifying the geographic location would also be useful information.

Response:  The Company will include the additional detail noted in comment #6 in future filings beginning with its March 31, 2011 Form 10-Q.  The table on the following page will be included in the March 31, 2011 Form 10-Q.

	As of March 31, 2011
	Nonaccrual	Past due 90 days or more
Commercial	$218,822	$-
Real estate
Construction	1,383,714	116,697
Commercial	11,513,546	1,351,053
Residential	17,179,115	1,045,643
Multifamily	2,861,586	-
Installment and other	80,797	407,914
Total Loans	33,237,580	2,921,307
Commercial	(15,782)	-
Real Estate
Construction	(46,015)	-
Commercial	(4,005,302)	-
Residential	(7,290,236)	(305,075)
Multifamily	(603,395)	-
Installment & Other	-	-
Purchase Credit-Impaired Loans	(11,960,730)	(305,075)
Total loans, excluding Purchase Credit-Impaired Loans	$21,276,850	$2,616,232

	As of December 31, 2010
	Nonaccrual	Past due 90 days or more
Commercial	$70,042	$4,339
Real estate
Construction	1,485,837	246,743
Commercial	13,034,876	114,159
Residential	17,147,456	2,732,296
Multifamily	3,196,937	-
Installment and other	80,568	377,491
Total Loans	35,015,716	3,475,028
Commercial	(16,822)	-
Real Estate
Construction	(235,598)	-
Commercial	(4,440,670)	-
Residential	(6,537,049)	(2,041,589)
Multifamily	(603,395)	-
Installment & Other	-	-
Purchase Credit-Impaired Loans	(11,833,534)	(2,041,589)
Total loans, excluding Purchase Credit-Impaired Loans	$23,182,182	$1,433,439

As detailed in the Company’s response to comment #1, it does not feel that additional information identifying the geographical location of the loans would be useful information to the reader, as approximately 96% of the Bank’s loans are made to borrowers located in its primary market area of Wisconsin.

7.
Comment:  We note your disclosure on page 54 that you have accruing restructured loans of $18.4 million that have been modified and are performing in accordance with those modified terms.  Please tell us and disclose in future filings your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Response:  The Company will include the following disclosure in its March 31, 2011 Form 10-Q.

“A troubled debt restructuring (“TDR”) includes a loan modification where a borrower is experiencing financial difficulty and the bank grants a concession to that borrower that the Bank would not otherwise consider except for the borrower’s financial difficulties.  A TDR may be either accrual or non accrual status based upon the performance of the borrower and management’s assessment of collectability.  If a TDR is placed on non accrual status, it remains there until it performs under the restructured terms for six consecutive months at which time it is returned to accrual status.”

8.
Comment:  Please provide us and revise, in future filings, the roll-forward of activity for the accretable yield recorded for purchased loans to reflect the specific amounts attributable to additions, accretion, disposals of loans, and reclassifications to or from nonaccretable and disclose the expected life over which the Company expects to recognize the accretable difference.

Response:  During 2010, the Company did not have any additions or disposals (i.e. loan sales) of loans with accretable yield.  During the 4th quarter of 2010 the Company did have a reclassification from nonaccretable yield to accretable yield of $355,430.  The Company will reflect that reclassification in the appropriate future filings.  The Company will also add the following language regarding the expected life over which it expects to recognize the accretable difference:

“Contractual maturities of loans with accretable yield range from 1 year to 30 years.  Actual maturities may differ from contractual maturities because borrowers have the right to prepay or renew their loan prior to maturity or the loan may be charged off.”

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 325-1233.

Very truly yours,

/s/ Frederick R. Klug
Frederick R. Klug
Senior Vice President and Chief Financial Officer